767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

October 1, 2020

VIA EDGAR TRANSMISSION

Ms. Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Re:	TPG Pace Beneficial Finance Corp.

Amendment No. 1 to the Registration Statement on Form S-1

Filed September 24, 2020

File No. 333-248595

Dear Ms. Gorman:

On behalf of our client, TPG Pace Beneficial Finance Corp., a Cayman Islands exempted company (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated September 30, 2020. In connection with such responses, we will be filing, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-248595). If requested, we will send to the Staff courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment No. 2.

Amendment No. 1 to the Registration Statement on Form S-1 Filed September 24, 2020

Use of Proceeds, page 82

Ms. Gorman Securities and Exchange Commission October 1, 2020 Page 2

1.

We note new disclosure under “Certain Relationships . . .” on page 151 that your affiliate, TPG Capital BD, LLC, is acting as your financial advisor and will receive a customary fee. Please disclose the amount that you will pay to TPG Capital from proceeds of the offering and private placement warrants in the Use of Proceeds section. Please also file any related agreement as an exhibit to the registration statement and disclose what makes TPG Capital “independent,” elaborate on the nature of its services, and disclose the amount of the fee in your disclosure on page 151.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 83, 150 and 196 to disclose that TPG Capital BD, LLC is an “independent financial advisor” under FINRA Rule 5110(j)(9), to elaborate on the nature of TPG Capital BD, LLC’s services and to disclose the amount of the fee paid to TPG Capital BD, LLC, which fee will be reimbursed by the underwriters. The Company also respectfully advises that the Company has filed a form of engagement letter, between the Company and TPG Capital BD, LLC.

General

2.

We note disclosure throughout your prospectus that in connection with the original and additional forward purchase agreements, you have agreed “in certain circumstances” to issue to the forward transferees and the additional forward purchasers, in addition to the forward purchase securities or additional forward purchase securities, “an additional number of Class A ordinary shares.” Please disclose the circumstances in which you would issue these additional shares, the number of shares you would issue, and the consideration to be paid by the forward transferees or additional forward purchasers.

The Company acknowledges the Staff’s comment and has revised the disclosure on the front cover of the Registration Statement and on pages 8, 20, 84, 85, 95, 96, 102, 103, 146, 147, 149, 166, 167 and F-14 to disclose the circumstances in which, under the forward purchase agreements, the Company would issue additional shares, the number of shares the Company would issue and that the shares will be issued for no cash consideration.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Ms. Gorman Securities and Exchange Commission October 1, 2020 Page 3

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Michael MacDougall

President

TPG Pace Beneficial Finance Corp.